OSISKO DEVELOPMENT COMPLETES ACQUISITION OF TINTIC CONSOLIDATED METALS,
FINALIZES BINDING STREAM TERMS AND SATISFIES ESCROW RELEASE CONDITION
FOR BROKERED SUBSCRIPTION RECEIPT FINANCING

Montréal, May 30, 2022 - Osisko Development Corp. ("Osisko Development" or the "Company") (ODV: TSX-V & NYSE) is pleased to announce the completion of its previously announced acquisition of Tintic Consolidated Metals LLC ("Tintic"), which owns the producing Trixie test mine ("Trixie"), as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District (the "Transaction"). For additional details regarding the Transaction, please refer to the Company's news release dated January 25, 2022.

Mr. Sean Roosen, Chair and Chief Executive Officer of Osisko Development commented: "With the acquisition of Tintic we have inherited not only a highly prospective test mine in the Trixie project, but also a large, historic land package in one of the world's premier mining jurisdictions. Through underground exploration, we hope to continue to expand the mineralization footprint along the T2 and T4 zones. We have engaged drilling contractors and look forward to sharing the results with you as we progress the understanding of this ground. We are also looking forward to working with, and supporting, the stakeholders in our project, including the local communities in Utah and Juab counties."

Osisko Development's near term plan is to initiate underground and at surface drilling while it continues exploration development and processing of the mineralized material at the Trixie project. Drilling is targeting support for preparation of an initial resource statement pursuant to National Instrument 43-101 over the next twelve months. Concurrently, the Company will complete advanced technical studies on the project to generate additional surface and underground targets, conduct metallurgical testing, geotechnical work and environmental studies to justify further development as well as increase production through a low-capital expenditure expansion.1

Under the terms of the Transaction, Osisko Development will fund the acquisition through the issuance of (i) 12,049,449 common shares in the capital of the Company ("Common Shares"), (ii) aggregate cash payments of approximately US$54 million, (iii) the issuance of an aggregate of 2% NSR royalties, with a 50% buyback right in favour of the Company exercisable within five years, (iv) US$12.5 million in deferred payments, and (v) the granting of certain other contingent payments, rights and obligations.

The Company is also pleased to announce that it has entered into a binding term sheet with Osisko Bermuda Limited ("OBL"), a wholly-owned subsidiary of Osisko Gold Royalties Ltd, for a stream on the metals produced from Tintic ("Stream") for total cash consideration of US$20 million. Under the Stream, the Company will deliver to OBL 2.5% of all metals produced from Tintic at a purchase price of 25% of the relevant spot metal price. Once 27,150 ounces of refined gold have been delivered, the Stream rate will decrease to 2.0% of all metals produced. Closing of the Stream is expected to take place on or before July 31, 2022 and is subject to customary closing conditions, including receipt of applicable regulatory and stock exchange approvals. The proceeds from the Stream will be used for to advance the development of Tintic.

1 The Corporation cautions that the owners of Tintic have taken the decision to commence production at Trixie in the form of small scale underground mining and batch vat leaching without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Corporation cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Corporation's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Corporation's cash flow and potential profitability. The Corporation cautions that historically, such projects have a much higher economic or technical risks. In continuing current operations at Trixie after closing, the Corporation will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Corporation cautions that test mining at Trixie could be suspended at any time.

The Stream is a "related party transaction" for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") as OBL is a "related party" of the Company for purposes of MI 61-101. The Company intends to rely upon exemptions from (i) the formal valuation requirements of MI 61-101 in reliance on Section 5.5(b) of MI 61-101, and (ii) the minority approval requirements of MI 61-101 in reliance on Section 5.7(1)(a) of MI 61-101 insofar as the fair market value of the subject matter of, and the consideration for, the Stream does not exceed 25% of the market capitalization of the Company. The Stream has been approved by the independent directors of the Company.  Completion of the Stream is subject to the negotiation and execution of definitive documentation, and obtaining any regulatory, including approval of the TSX Venture Exchange.

In addition, with the closing of the Transaction, the Company has satisfied the escrow release conditions relating to the 13,732,900 subscription receipts of the Company (the "Subscription Receipts") issued at a price of C$4.45 per Subscription Receipt for gross proceeds of approximately C$61.1 million, which were issued on a bought deal private placement (the "Offering"). The gross proceeds of the Offering and accrued interest thereon, net of the commission (accrued interest thereon) and expenses payable to the underwriters of the Offering, will, upon the delivery of the escrow release notice, be released to the Company and each Subscription Receipt will be converted into (i) one-third of one Common Share, and (ii) one-third of one Common Share purchase warrant of the Company (each whole warrant, a "Warrant"), with each Warrant entitling the holder thereof to purchase one Common Share at a price of C$22.802 until March 2, 2027. The net proceeds of the Offering will be used to advance the development of the Company's mineral assets.

About Osisko Development

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, USA.

For further information about Osisko Development Corp., please contact:
Jean Francois Lemonde, VP Investor Relations Telephone: (514) 299-4926 Email: jflemonde@osiskodev.com

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2 On May 4, 2022, the Common Shares were consolidated on the basis of three old Common Shares for each new Common Share (the "Consolidation"). Accordingly, the Warrants were adjusted such that each Warrant entitles the holder thereof to purchase one-third of a Common Share. Accordingly, a Warrant holder will be required to exercise three Warrants in order to purchase one Common Share.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included, other than statements of historical fact, which address activities, events or developments that the Company expects or anticipates may or will occur in the future, are forward-looking information. The Forward-looking Statements in this news release may include, without limitation, statements about the Company's current expectations, anticipated synergies and benefits of the Transaction, the Stream and the use of proceeds of the Offering. Readers are also cautioned that such additional information is not exhaustive. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "anticipated", "estimated", "expected", "potential", "future", "assumed", "projected", "planned", "to be", "will" or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are independent and management's future course of action would depend on its assessment of all information at that time. Information contained in the Forward‐looking Statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company, and its business. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2021, as amended, which has been filed on SEDAR (www.sedar.com) under the Company's issuer profile and on the U.S. Securities Exchange Commission's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the Transaction. Although the Company's believes the expectations conveyed by the Forward-looking Statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-looking Statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.